CARTER HENRY'S, LLC

STATEMENT OF REVENUES AND EXPENSES

For the Seven Months Ended July 31, 2023

		Amount	Percent
INCOME			
Sales	$	568,990.00	100.00
TOTAL INCOME		568,990.00	100.00
COST OF GOODS SOLD			
Food		143,002.00	25.13
Alcohol		34,300.00	6.03
TOTAL COST OF GOODS SOLD		177,302.00	31.16
Gross Profit		391,688.00	68.84
EXPENSES			
Advertising		679.00	0.12
Bank charges		12,797.00	2.25
Customer supplies		16,381.00	2.88
Kitchen supplies		287.00	0.05
PDX Ice		2,619.00	0.46
Small tools and equipment		3,107.00	0.55
Repairs and maintenance		1,526.00	0.27
Laundry service		8,404.00	1.48
Licenses and fees		1,255.00	0.22
Music/entertainment		70.00	0.01
Depreciation expense		25,098.00	4.41
Amortization expense		1,685.00	0.30
Professional fees		3,862.00	0.68
Insurance		9,184.00	1.61
Wages		136,014.00	23.90
Payroll taxes		65,875.00	11.58
Rent		19,501.00	3.43
Rent - Equipment		6,195.00	1.09
Rent - Events		595.00	0.10
SMBX Bond program		5,235.00	0.92
Travel expense		2,936.00	0.52
Payroll fees		1,540.00	0.27
Utilities		10,243.00	1.80
Meals		4,694.00	0.82
Taxes - State		150.00	0.03

CARTER HENRY'S, LLC

STATEMENT OF REVENUES AND EXPENSES

For the Seven Months Ended July 31, 2023

		Amount	Percent
TOTAL EXPENSES	$	339,932.00	59.74
Net Income (Loss)	$	51,756.00	9.10

CARTER HENRY'S, LLC

STATEMENT OF ASSETS, LIABILITIES, AND EQUITY

July 31, 2023

ASSETS

Current Assets				
Cash in Bank - checking	$	56,028.00		
Total Current Assets			$	56,028.00
Other Current Assets				
Inventory		36,675.00		
Total Other Current Assets				36,675.00
Fixed Assets				
Equipment		121,195.56		
Furniture		57,531.00		
Improvements		65,361.00		
Accumulated Depreciation		(118,065.00)		
Total Fixed Assets				126,022.56
Other Assets				
Start up costs		32,500.00		
Accumulated amortization		(5,302.00)		
Total Other Assets				27,198.00
TOTAL ASSETS			$	245,923.56

CARTER HENRY'S, LLC

STATEMENT OF ASSETS, LIABILITIES, AND EQUITY

July 31, 2023

Liabilities And Equity

Long Term Liabilities		
Loan payable - Jeff Tinkham	$ 240,365.00	
Total Long Term Liabilities		$ 240,365.00
TOTAL LIABILIITIES		240,365.00
EQUITY		
Member Equity - Jeramie Mykisen	(18,966.00)	
Distributions - Mykisen	(22,254.28)	
Member Equity - Jeff Tinkham	586.41	
Distributions - Tinkham	(5,563.57)	
Profit and Loss	51,756.00	
TOTAL EQUITY		5,558.56
Total Liabilities And Equity		$ 245,923.56